1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
April 25, 2024	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nasreen Mohammed

Joel Parker

Brian Fetterolf

Erin Jaskot

Re:	StubHub Holdings, Inc.

Response to Letter dated December 15, 2023

Amendment No. 7 to Draft Registration Statement on Form S-1

Confidentially Submitted November 20, 2023

CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated December 15, 2023 (the “Comment Letter”), regarding the Company’s Amendment No. 7 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on November 20, 2023 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 8 to the Draft Registration Statement (“Amendment No. 8”), which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 8 and all references to page numbers in such responses are to page numbers in Amendment No. 8.

April 25, 2024

Amendment No. 7 to Draft Registration Statement on Form S-1 Submitted November 20, 2023

Prospectus Summary, page 1

1.

We note your disclosure that “[o]ver the course of 2023, our business has generated significant growth, profit and cash flow . . . . ” Revise to reconcile with your disclosure on page 86 that you “have historically incurred cumulative losses and negative cash flows from our operations and we expect to incur additional losses for the foreseeable future.” In the bulleted list of certain 2022 and 2023 results such as GMS, revenue, net income (loss) and adjusted EBITDA, also highlight your cash flow in 2022 and 2023, to provide investors with a balanced and complete picture of your recent results.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3, 73 and 101 of Amendment No. 8.

2.

We note your response to prior comment 1 that you will revise “marketing statements and base such statements on data as of a more recent year in connection with a future amendment to the Draft Registration Statement. ” In addition to your market statements, we also note that you continue to rely upon 2021 data with respect to your disclosure regarding aided brand awareness. Please tell us whether you plan to revise such disclosure and/or update the StubHub Brand Study to a more recent year, and if not, explain why it is reasonable to present such results alongside your disclosure that “[i]n 2023, % of our traffic across our global ticketing marketplace came through organic channels. ”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 8, 64, 101, 102 and 106-109 of Amendment No. 8. Further, the Company respectfully advises the Staff that it will revise its brand awareness statements, including those related to the StubHub Brand Survey, and base such statements on data as of a more recent year in connection with a future amendment to the Draft Registration Statement.

April 25, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 83

3.

We note you revised your non-GAAP measure free cash flow to unlevered free cash flow which adds back net cash paid for interest and other non-recurring cash costs. You also state that unlevered cash flow is a liquidity measure. Tell us how you considered the guidance in Item 10(e)(1)(ii) of Regulation S-K which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 19, 73, 76, 82, 83, 85 and 101 of Amendment No. 8.

* * *

April 25, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Connie James, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP